

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2022

Danny Meeks
Chief Executive Officer
Greenwave Technology Solutions, Inc.
277 Suburban Drive
Suffolk, VA 23434

> **Re: Greenwave Technology Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 12, 2022**
> **File No. 333-261771**

Dear Mr. Meeks:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 7, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to prior comment 3 and reissue. We note that you have determined to register 4,525,795,918 shares of common stock predominantly based upon certain registration rights obligations with certain selling stockholders to register 300% of the shares of common stock into which the convertible promissory notes and warrants purchased by such selling stockholders are convertible and exercisable. Despite the registration rights obligations, please tell us how the registered amount reflect a good-faith estimate of the maximum number of shares you may issue upon conversion or exercise. Refer to Question 139.10 of the Section Act Sections Compliance and Disclosure Interpretations.

　　　　Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services